ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

[redacted]

Your reference File No. 82-5089
Our reference SWM / bc
Date May 2, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law" dated April 30, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

S. Wolf

Susanne Wolf-Mettier
Corporate Legal Adviser

Enclosure

dw 5/8

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, April 30, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 22, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on April 28, 2008. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase positions on registered Zurich shares include:
   - 1,301,785 registered shares (0.894%)
   - 936,851 long call options (equals 1,324,445 voting rights respectively 0.910%)
   - 1,951,777 short put options (equals 1,966,590 voting rights respectively 1.351%)

   Together this equals a purchase position of 3.156% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,332,819 long put options (equals 2,645,892 voting rights respectively 1.818%)
   - 56,820,250 short call options (equals 1,987,661 voting rights respectively 1.366%)

   Together this equals a sale position of 3.184% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries:
     - Credit Suisse International, One Cabot Square, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom).

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of

charge. Contact person: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

ZURICH

RECEIVED

2008 MAY -5 A 9:14

FFICE OF INTERNATIONA
CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM / bc
Date April 30, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by JPMorgan Chase in accordance with Swiss Stock Exchange Law" dated April 29, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Corporate Legal Adviser

Enclosure

46674-05

RECEIVED
2008 MAY -5 A 9:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZURICH®

Disclosure of shareholdings by JPMorgan Chase in accordance with Swiss Stock Exchange Law

Zurich, April 29, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 18, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by JPMorgan Chase & Co, 270 Park Avenue, New York, NY 100017, USA, (JPM) on April 25, 2008. According to this notification, JPM along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase positions on registered Zurich shares include:
   - 3,284,060 registered shares (2.26%)
   - 507,450 long call options (0.35%)
   - 853,200 short put options (0.58%)
   - 183,254 equity swaps (0.13%)

   Together this equals a purchase position of 3.32% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,586,000 long put options (1.09%)
   - 1,701,000 short call options (1.17%)
   - 170,498 equity swaps (0.12%)

   Together this equals a sale position of 2.38% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On April 29, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

3. Identity of the individual Group members:
   - J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan Whitefriars Inc., 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan (Suisse) SA, 8 rue, de la confederation, P.O. Box 5160, 1211 Geneva 11, Switzerland
   - J.P. Morgan Trust Bank Ltd., Tokyo Building, 7-3 Marunouchi, 2 Chome, Chiyoda-ku, Tokyo 100-6432, Japan
   - J.P. Morgan Investment Management Inc., 245 Park Avenue, New York, NY 10167, USA
   - JF Asset Management Limited, 21st Floor Chater House, 8 Connaught Road, Central, Hong Kong
   - JPMorgan Asset Management (Japan) Limited, Tokyo Building, 7-3 Marunouchi, 2 Chome, Chiyoda-ku, Tokyo 100-6432, Japan
   - JPMorgan Asset Management (UK) Limited, 125 London Wall London EC2Y 5AJ, UK
   - JPMorgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240, USA
   - Highbridge Capital Management, LLC, 9 West 57th Street, New York, USA

4. Nature of agreement: Group of companies

5. Proxy for Group members: Michael Kirwan, 125 London Wall, London EC2Y 5AJ, UK, phone: + 44 (0) 207 325 14 13.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM / bc
Date April 29, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich streamlines its legal structure" dated April 29, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Corporate Legal Adviser

Enclosure

46674-05

News Release

ZURICH®

Zurich streamlines its legal structure

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 29, 2008 – Zurich Financial Services Group (Zurich) announced today that it completed a rationalization of its legal group structure on April 25, 2008. As part of the restructuring, Zurich Insurance Company (ZIC), the Group's main operating company, has acquired Farmers Group Inc. (the holding company for all its Farmers businesses) and Allied Zurich Holdings (Jersey) Limited (the holding company for its UK based Life insurance company, Zurich Assurance Limited). Both companies were transferred from ZIC's immediate parent company, Zurich Group Holding. There is no impact on the consolidated financial position of Zurich Financial Services. All of the Group's operating insurance businesses are now owned through ZIC.

Dieter Wemmer, Zurich's Chief Financial Officer, said, "This is a significant step towards our goal to simplify our legal structures. It will increase our flexibility and enable us to manage our capital more effectively, while considerably strengthening the solvency of ZIC to 295 percent, and providing further improvements to the corporate tax structure."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

RECEIVED

2008 MAY -5 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM / bc
Date April 29, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law" dated April 28, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Corporate Legal Adviser

Enclosure

46674-05

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, April 28, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 18, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on April 24, 2008. According to this notification, Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase positions on registered Zurich shares include:
   - 989,981 registered shares (0.680%)
   - 944,907 long call options (equals 1,315,005 voting rights respectively 0.903%)
   - 1,951,477 short put options (equals 1,963,590 voting rights respectively 1.349%)

   Together this equals a purchase position of 2.933% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,339,078 long put options (equals 2,649,082 voting rights respectively 1.820%)
   - 56,814,265 short call options (equals 1,974,777 voting rights respectively 1.357%)

   Together this equals a sale position of 3.177% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

   On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries:
     - o Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - o Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - o Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - o Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom).

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of charge. Contact person: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services /

Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

END